                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                 FORM 11-K



(Mark One)



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1997 or



[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to ________.



Commission file number:  2-39822



  A. Full title of the plan and address of the plan, if different from that of the issuer named below: Equifax Inc. Employees 401(k) Retirement and Savings Plan.



  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Equifax Inc., 1600 Peachtree Street, N.W., Atlanta, Georgia 30309.

                         EQUIFAX INC. EMPLOYEES 401(K)
                          RETIREMENT AND SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                                 TOGETHER WITH
                                AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Retirement and Group Benefit Plans
Investment and Administrative Committee
Equifax Inc.:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the EQUIFAX INC. EMPLOYEES 401(K) RETIREMENT AND SAVINGS PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Equifax Inc. Employees 401(k) Retirement and Savings Plan as of December 31, 1997 and 1996 and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
June 9, 1998

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1997



                                                                                                   PARTICIPANT-DIRECTED
                                                                                     --------------------------------------------
                                                                                                                      SPARTAN
                                                                                       EQUIFAX       CHOICEPOINT     U.S EQUITY
                                                                                      STOCK FUND      STOCK FUND     INDEX FUND
                                                                                     -----------     -----------     -----------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
Equifax Inc. common stock                                                            $56,092,388     $         0     $         0
ChoicePoint Inc. common stock                                                                  0      13,347,271               0
Money market funds                                                                       761,077         665,588               0
Common/collective trust fund--Managed Income Portfolio                                         0               0               0
Shares of registered investment companies                                                      0               0      19,625,266
                                                                                     -----------     -----------     -----------
 Total investments                                                                    56,853,465      14,012,859      19,625,266

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                                   2,363           2,083               0

DUE TO BROKER                                                                            (66,702)        (28,935)              0
                                                                                     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                               $56,789,126     $13,986,007     $19,625,266
                                                                                     ===========     ===========     ===========

                                                                                            PARTICIPANT-DIRECTED
                                                                               ------------------------------------------------
                                                                               MANAGED     FIDELITY RETIREMENT     FIDELITY
                                                                                INCOME        GOVERNMENT MONEY      U.S. BOND
                                                                               PORTFOLIO      MARKET PORTFOLIO     INDEX FUND
                                                                              -----------  --------------------    ----------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
Equifax Inc. common stock                                                     $         0        $        0        $        0
ChoicePoint Inc. common stock                                                           0                 0                 0
Money market funds                                                                      0         5,067,583                 0
Common/collective trust fund--Managed Income Portfolio                         16,582,510                 0                 0
Shares of registered investment companies                                               0                 0         1,673,039
                                                                              -----------        ----------        ----------
 Total investments                                                             16,582,510         5,067,583         1,673,039

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                                0                 0                 0

DUE TO BROKER                                                                           0                 0                 0
                                                                              -----------        ----------        ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                        $16,582,510        $5,067,583        $1,673,039
                                                                              ===========        ==========        ==========

                                                                                                                         Page 2 of 2

                                                                                          PARTICIPANT-DIRECTED
                                                                             --------------------------------------------------
                                                                             FIDELITY           FIDELITY           FIDELITY
                                                                               ASSET         ASSET MANAGER:      ASSET MANAGER:
                                                                              MANAGER            INCOME             GROWTH
                                                                             ----------      --------------      --------------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
  Equifax Inc. common stock                                                  $        0        $        0        $         0
  ChoicePoint Inc. common stock                                                       0                 0                  0
  Money market funds                                                                  0                 0                  0
  Common/collective trust fund--Managed Income Portfolio                              0                 0                  0
  Shares of registered investment companies                                   6,576,817         1,346,871         11,061,779
                                                                             ----------        ----------        -----------
    Total investments                                                         6,576,817         1,346,871         11,061,779

DIVIDENDS AND INTEREST INCOME RECEIVABLE
                                                                                      0                 0                  0

DUE TO BROKER                                                                         0                 0                  0
                                                                             ----------        ----------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                       $6,576,817        $1,346,871        $11,061,779
                                                                             ==========        ==========        ===========



                                                               PARTICIPANT-DIRECTED
                                                            --------------------------    NONPARTICIPANT-
                                                              FIDELITY       FIDELITY        DIRECTED
                                                               VALUE        LOW-PRICED-      EQUIFAX
                                                                FUND        STOCK FUND      STOCK FUND            TOTAL
                                                            -----------     ----------    ---------------     ------------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
  Equifax Inc. common stock                                  $        0     $        0      $66,917,234       $123,009,622
  ChoicePoint Inc. common stock                                       0              0                0         13,347,271
  Money market funds                                                  0              0          907,952          7,402,200
  Common/collective trust fund--Managed Income Portfolio              0              0                0                  0
  Shares of registered investment companies                   1,485,937      2,191,345                0         43,961,054
                                                             ----------     ----------      -----------       ------------
    Total investments                                         1,485,937      2,191,345       67,825,186        204,302,657

DIVIDENDS AND INTEREST INCOME RECEIVABLE
                                                                      0              0            2,819              7,265

DUE TO BROKER                                                         0              0          (79,573)          (175,210)
                                                             ----------     ----------      -----------       ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $1,485,937     $2,191,345      $67,748,432       $204,134,712
                                                             ==========     ==========      ===========       ============



         The accompanying notes are an integral part of this statement.

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1996



                                                                                                PARTICIPANT-DIRECTED
                                                                                      -----------------------------------------
                                                                                                                      FIDELITY
                                                                                        EQUIFAX       CHOICEPOINT    U.S EQUITY
                                                                                       STOCK FUND      STOCK FUND    INDEX FUND
                                                                                      ------------    -----------    ----------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
  Interest-bearing cash                                                                $   163,886           $0      $         0
  Equifax Inc. common stock                                                             91,920,842            0                0
  ChoicePoint Inc. common stock                                                                  0            0                0
  Money market funds                                                                     1,038,834            0                0
  Common/collective trust fund--Managed Income Portfolio                                         0            0                0
  Shares of registered investment companies                                                      0            0       20,835,554
                                                                                       -----------          ---      -----------
    Total investments                                                                   93,123,562            0       20,835,554

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                                     4,474            0                0
                                                                                       -----------          ---      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                 $93,128,036           $0      $20,835,554
                                                                                       ===========          ===      ===========

                                                                                   PARTICIPANT-DIRECTED
                                                                       --------------------------------------------
                                                                         MANAGED    FIDELITY RETIREMENT   FIDELITY
                                                                         INCOME      GOVERNMENT MONEY    U.S. BOND
                                                                        PORTFOLIO    MARKET PORTFOLIO    INDEX FUND
                                                                       ----------   -------------------  ----------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
  Interest-bearing cash                                                $         0      $   85,436       $        0
  Equifax Inc. common stock                                                      0               0                0
  ChoicePoint Inc. common stock                                                  0               0                0
  Money market funds                                                             0       4,193,050                0
  Common/collective trust fund--Managed Income Portfolio                44,904,160               0                0
  Shares of registered investment companies                                      0               0        2,525,699
                                                                       -----------      ----------       ----------
    Total investments                                                   44,904,160       4,278,486        2,525,699

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                         0               0                0
                                                                       -----------      ----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $44,904,160      $4,278,486       $2,525,699
                                                                       ===========      ==========       ==========

                                                                                                                         Page 2 of 2


                                                                                               PARTICIPANT-DIRECTED

                                                                               ----------------------------------------------------
                                                                               FIDELITY             FIDELITY           FIDELITY
                                                                                 ASSET          ASSET MANAGER:       ASSET MANAGER:
                                                                                MANAGER              INCOME             GROWTH
                                                                               ----------       --------------       --------------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
  Interest-bearing cash                                                        $         0        $        0           $         0
  Equifax Inc. common stock                                                              0                 0                     0
  ChoicePoint Inc. common stock                                                          0                 0                     0
  Money market funds                                                                     0                 0                     0
  Common/collective trust fund--Managed Income Portfolio                                 0                 0                     0
  Shares of registered investment companies                                     11,508,197         2,083,498            15,574,027
                                                                               -----------        ----------           -----------
    Total investments                                                           11,508,197         2,083,498            15,574,027

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                                 0                 0                     0
                                                                               -----------        ----------           -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                         $11,508,197        $2,083,498           $15,574,027
                                                                               ===========        ==========           ===========

                                                                       PARTICIPANT-DIRECTED
                                                                       ---------------------   NONPARTICIPANT-
                                                                       FIDELITY     FIDELITY      DIRECTED
                                                                        VALUE      LOW-PRICED     EQUIFAX
                                                                         FUND      STOCK FUND    STOCK FUND      TOTAL
                                                                       --------    ----------- -------------- -----------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2; SCHEDULE I):
  Interest-bearing cash                                                $      0     $      0    $    259,390    $    508,712
  Equifax Inc. common stock                                                   0            0     145,485,996     237,406,838
  ChoicePoint Inc. common stock                                               0            0               0               0
  Money market funds                                                          0            0       1,644,194       6,876,078
  Common/collective trust fund--Managed Income Portfolio                      0            0               0      44,904,160
  Shares of registered investment companies                             137,357      246,752               0      52,911,084
                                                                       --------     --------    ------------    ------------
    Total investments                                                   137,357      246,752     147,389,580     342,606,872

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                      0            0           7,080          11,554
                                                                       --------     --------    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $137,357     $246,752    $147,396,660    $342,618,426
                                                                       ========     ========    ============    ============

         The accompanying notes are an integral part of this statement.

                                                                     Page 1 of 2
                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                               PARTICIPANT-DIRECTED
                                                                                     ----------------------------------------
                                                                                                                    SPARTAN
                                                                                        EQUIFAX     CHOICEPOINT    U.S EQUITY
                                                                                      STOCK FUND     STOCK FUND    INDEX FUND
                                                                                     ------------   -----------   -----------
INVESTMENT INCOME:
  Dividends                                                                          $    869,567   $         0   $   521,184
  Interest                                                                                 60,345        12,759             0
  Net increase (decrease) in fair value of investments                                 17,170,681    16,053,559     5,692,323
                                                                                     ------------   -----------   -----------
    Total investment income                                                            18,100,593    16,066,318     6,213,507
                                                                                     ------------   -----------   -----------
CONTRIBUTIONS:
  Participants                                                                          3,782,260             0     1,971,877
  Employer                                                                                      0             0             0
                                                                                     ------------   -----------   -----------
    Total contributions                                                                 3,782,260             0     1,971,877
                                                                                     ------------   -----------   -----------
TRANSFERS TO CHOICEPOINT INC. 401(K) PLAN (NOTE 3)                                    (46,746,709)            0    (9,113,301)
                                                                                     ------------   -----------   -----------
PARTICIPANT WITHDRAWALS AT MARKET VALUE                                               (10,364,468)     (486,954)   (3,104,860)
                                                                                     ------------   -----------   -----------
    Total change                                                                      (35,228,324)   15,579,364    (4,032,777)

INTERFUND TRANSFERS                                                                    (1,110,586)   (1,593,357)    2,822,489

TRANSFER IN OF ASSETS DUE TO MERGER OF PLANS                                                    0             0             0

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR                            93,128,036             0    20,835,554
                                                                                     ------------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR                                $ 56,789,126   $13,986,007   $19,625,266
                                                                                     ============   ===========   ===========

                                                                                     PARTICIPANT-DIRECTED
                                                                       -----------------------------------------------
                                                                          MANAGED     FIDELITY RETIREMENT    FIDELITY
                                                                          INCOME        GOVERNMENT MONEY     U.S. BOND
                                                                         PORTFOLIO      MARKET PORTFOLIO    INDEX FUND
                                                                       ------------   -------------------   ----------
INVESTMENT INCOME:
  Dividends                                                            $  1,711,182        $         0      $  136,051
  Interest                                                                        0            250,042               0
  Net increase (decrease) in fair value of investments                            0                  0           5,091
                                                                       ------------        -----------      ----------
    Total investment income                                               1,711,182            250,042         141,142
                                                                       ------------        -----------      ----------
CONTRIBUTIONS:
  Participants                                                              950,320            740,003         209,693
  Employer                                                                        0                  0               0
                                                                       ------------        -----------      ----------
    Total contributions                                                     950,320            740,003         209,693
                                                                       ------------        -----------      ----------
TRANSFERS TO CHOICEPOINT INC. 401(K) PLAN (NOTE 3)                      (23,181,269)        (1,596,627)       (811,652)
                                                                       ------------        -----------      ----------
PARTICIPANT WITHDRAWALS AT MARKET VALUE                                  (7,882,425)        (1,181,832)       (474,294)
                                                                       ------------        -----------      ----------
    Total change                                                        (28,402,192)        (1,788,414)       (935,111)

INTERFUND TRANSFERS                                                          80,542           (711,001)         82,451

TRANSFER IN OF ASSETS DUE TO MERGER OF PLANS                                      0          3,288,512               0

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR              44,904,160          4,278,486       2,525,699
                                                                       ------------        -----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR                  $ 16,582,510        $ 5,067,583      $1,673,039
                                                                       ============        ===========      ==========

                                                                                                                         Page 2 of 2


                                                                                        PARTICIPANT-DIRECTED
                                                                          --------------------------------------------------
                                                                            FIDELITY             FIDELITY       FIDELITY
                                                                             ASSET           ASSET MANAGER:   ASSET MANAGER:
                                                                            MANAGER               INCOME         GROWTH
                                                                          ------------       --------------    -----------
INVESTMENT INCOME:
  Dividends                                                                $   671,383         $   98,932      $ 1,145,534
  Interest                                                                           0                  0                0
  Net increase (decrease) in fair value of investments                       1,220,727             83,524        2,044,369
                                                                           -----------         ----------      -----------
    Total investment income                                                  1,892,110            182,456        3,189,903
CONTRIBUTIONS:
  Participants                                                                 910,770            215,913        1,708,701
  Employer                                                                           0                  0                0
                                                                           -----------         ----------      -----------
    Total contributions                                                        910,770            215,913        1,708,701
                                                                           -----------         ----------      -----------
TRANSFERS TO CHOICEPOINT INC. 401(K) PLAN (NOTE 3)                          (6,117,577)          (838,639)      (6,122,547)
                                                                           -----------         ----------      -----------
PARTICIPANT WITHDRAWALS AT MARKET VALUE                                     (1,315,333)          (272,432)      (2,091,415)
                                                                           -----------         ----------      -----------
    Total change                                                            (4,630,030)          (712,702)      (3,315,358)

INTERFUND TRANSFERS                                                           (301,350)           (23,925)      (1,196,890)

TRANSFER IN OF ASSETS DUE TO MERGER OF PLANS                                         0                  0                0

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR                 11,508,197          2,083,498       15,574,027
                                                                           -----------         ----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR                      $ 6,576,817         $1,346,871      $11,061,779
                                                                           ===========         ==========      ===========


                                                                      PARTICIPANT-DIRECTED
                                                                   -------------------------- NONPARTICIPANT-
                                                                    FIDELITY      FIDELITY       DIRECTED
                                                                      VALUE      LOW-PRICED       EQUIFAX
                                                                      FUND       STOCK FUND     STOCK FUND        TOTAL
                                                                   ----------    ----------    ------------   -------------
INVESTMENT INCOME:
  Dividends                                                        $  181,421    $  112,744    $  1,037,379   $   6,485,377
  Interest                                                                  0             0          71,991         395,137
  Net increase (decrease) in fair value of investments                (43,084)      184,469       3,808,033      46,219,692
                                                                   ----------    ----------    ------------   -------------
    Total investment income                                           138,337       297,213       4,917,403      53,100,206
                                                                   ----------    ----------    ------------   -------------
CONTRIBUTIONS:
  Participants                                                        328,744       322,268               0      11,140,549
  Employer                                                                  0             0       3,522,131       3,522,131
                                                                   ----------    ----------    ------------   -------------
    Total contributions                                               328,744       322,268       3,522,131      14,662,680
                                                                   ----------    ----------    ------------   -------------
TRANSFERS TO CHOICEPOINT INC. 401(K) PLAN (NOTE 3)
                                                                     (264,873)     (404,712)    (74,398,223)   (169,596,129)
                                                                   ----------    ----------    ------------   -------------
PARTICIPANT WITHDRAWALS AT MARKET VALUE                              (197,559)     (202,781)    (12,364,630)    (39,938,983)
                                                                   ----------    ----------    ------------   -------------
    Total change                                                        4,649        11,988     (78,323,319)   (141,772,226)
INTERFUND TRANSFERS                                                 1,343,931     1,932,605      (1,324,909)              0

TRANSFER IN OF ASSETS DUE TO MERGER OF PLANS                                0             0               0       3,288,512

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR           137,357       246,752     147,396,660     342,618,426
                                                                   ----------    ----------    ------------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR              $1,485,937    $2,191,345    $ 67,748,432   $ 204,134,712
                                                                   ==========    ==========    ============   =============


         The accompanying notes are an integral part of this statement.

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996

 1. DESCRIPTION OF THE PLAN

   General

   The following brief description of the Equifax Inc. Employees 401(k) Retirement and Savings Plan (the "Plan") is provided for information purposes only. Participants should refer to the plan agreement for more complete information.

   The Plan became effective April 1, 1971 and has been amended from time to time. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the "Company") who have completed one year of service and have attained the age of 21 are eligible to participate in the Plan.

   Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings, company contributions, and the participant's contributions. Allocations of earnings are based on participant account balances, as defined.

   Effective August 7, 1997, Equifax Inc. spun off its insurance group into a new public company, ChoicePoint Inc. ("ChoicePoint"). With the spin-off of ChoicePoint, Equifax Inc. terminated the services of employees in those operations and those affected employees became ChoicePoint employees. In anticipation of the spin-off, a new 401(k) plan was created for ChoicePoint employees effective July 1, 1997. All plan account balances of the ChoicePoint employees were transferred to the new ChoicePoint 401(k) plan effective July 1, 1997, and these individuals were no longer eligible to participate in the Plan.

   During 1997, several small plans merged into the Plan. Such amounts totaled $3,288,512 and were transferred into the Fidelity Retirement Government Money Market Portfolio.

   Contributions

   Each participant may make basic contributions from 1% to 6% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 1% to 10% of pay (2% limit for highly compensated participants effective January 1, 1998) on a pretax or an after-tax basis through payroll deductions, subject to certain limits. Participants may also elect to make supplemental contributions by making an after-tax lump-sum contribution. Supplemental contributions are limited to 10% of pay for all years of participation in the Plan, less after-tax contributions made in previous years. Effective January 1, 1998, supplemental lump-sum contributions are no longer permitted.

   The Plan requires the Company to make minimum annual contributions of 25% of the sum of all basic contributions made by participants during that year, net of any in-service withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn. Employer contributions shall not exceed the maximum amount which, together with employer contributions to the Equifax Inc. U.S. Retirement Income Plan for a plan year, is deductible under the Internal Revenue Code (the "IRC") or such other federal income tax statutory provision as may be applicable. For 1997, the Company's matching rate was 57%. In addition, a participant must be employed by the Company on November 30 to receive the matching contribution for that plan year.

   Effective January 1, 1998, Equifax will match participant contributions dollar for dollar on the first 2% of compensation contributed to the Plan. The match on the next 3% to 6% of compensation will continue to be discretionary. Effective January 1, 1998, a participant must be employed on December 31 in order to receive a matching contribution for the plan year.

   All employer contributions are made to the Equifax Stock Fund. Participant contributions are allocated among investment options as directed by the individual participants.

   All participants are 100% vested in employer matching contributions.

   Administration

   The Plan is administered by the Company. The trustee of the Plan is Fidelity Management Trust Company ("Fidelity" or the "Trustee"). Fidelity also performs participant record-keeping and other administrative duties for the Plan. The Equifax Inc. Pension, Thrift, and Group Plans Investment and Administrative Committee is appointed by the Company's board of directors and oversees the Plan's operations.

   Investment Options

   The Plan allows participants to select among ten different investment options and allows daily changes in investment elections:

        The Fidelity Retirement Government Money Market Portfolio ("Money Market Fund") strives to keep invested principal stable while generating current income by investing in money market instruments which are issued or guaranteed by the U.S. government. The portfolio itself is neither insured nor guaranteed by the U.S. government.

        The Managed Income Portfolio is a Fidelity stable value collective trust fund that seeks to preserve invested principal while providing a competitive level of income over time. The goal of the portfolio is to maintain a stable $1 per share price, although there is no assurance that it will do so. The collective trust purchases investment contracts issued by banks, insurance companies, and other approved financial institutions. The portfolio's yield will fluctuate.

        The Fidelity U.S. Bond Index Fund is a mutual fund which seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in The Lehman Brothers Aggregate Bond Index. The portfolio invests only in debt securities that are of investment grade or the equivalent.

        The Spartan U.S. Equity Index Fund is a growth and income mutual fund. It seeks to duplicate the composition and total return of the Standard & Poors 500 ("S&P 500") which is comprised of U.S. publicly traded common stocks. Total return performance is the combination of capital appreciation and income.

        The Equifax Stock Fund ("ESF") is a portfolio which invests primarily in Equifax Inc. common stock. A small portion of the fund will be used to purchase short-term investments for liquidity. All Equifax Inc. matching contributions are invested in this fund and may not be moved by participants to other funds until the participant is separated from service. Due to the spinoff of ChoicePoint, all activity except contributions was suspended in this fund from August 1, 1997 through August 10, 1997.

        The Fidelity Asset Manager: Income Fund is a mutual fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term interest-bearing securities. The fund emphasizes investments in bonds and other short-term securities for income and price stability.

        The Fidelity Asset Manager Fund is a mutual fund which may invest in stocks, bonds, and other short-term securities, both in the United States and abroad. The fund seeks high total return with moderate risk over the long term.

        The Fidelity Asset Manager: Growth Fund is a mutual fund which seeks to maximize total return over the long term by investing in a more aggressive mix of stocks, bonds, and other short-term securities. The fund may invest in both U.S. and foreign securities.

        The Fidelity Low-Priced Stock Fund seeks capital appreciation and invests primarily in equity securities of small market capitalization companies considered undervalued or out of favor with investors. The majority of the equity securities held are $25 or less (i.e., low-priced). The fund characteristics should be anticipated to reflect a price/earnings ratio less than the S&P 500 and include foreign securities. The securities held are often stocks of smaller, less well-known companies. A redemption fee of 1.5% is charged if a participant sells shares held less than 90 days.

        The Fidelity Value Fund invests primarily in stocks of companies that possess valuable assets (i.e., equipment, franchises, real estate, natural resources, etc.) or that the fund manager feels are undervalued. The fund seeks capital appreciation by investing in large market capitalization securities with a value-oriented investment style. The fund may invest in both U.S. and foreign securities.

        The ChoicePoint Stock Fund ("CSF")received the shares of ChoicePoint Inc. common stock which were delivered to the Plan as a result of the spin-off discussed previously. For each ten shares of Equifax Inc. stock held by the Plan, one share of ChoicePoint stock was received. Participants may only transfer money out of this investment option. No new money may be transferred in or contributed to this option. It is management's intention to begin liquidating this fund in 1999.

   Direct exchanges between the Money Market Fund and the Managed Income Portfolio are not allowed. An exchange must be made to a noncompeting fund for 90 days.

   Benefits

   Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59.5. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's account balance. This lump-sum distribution is payable in cash, company common stock, or a combination of the two, at the participant's election.

   If a participant's account balance is less than $3,500 ($5,000 effective January 1, 1998) upon retirement or termination, a distribution of the participant's account will be made automatically. In-service withdrawals of the company matching portion of a participant's account are not allowed.

   Effective January 1, 1998, the Plan was amended to permit loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant's account balance but not exceeding $50,000. Loans are repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees are paid by the participant.

   Plan Termination

   Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of the Plan's termination, the Trustee shall determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. Each such account balance shall become fully vested. The Trustee shall then make a distribution in a time and manner solely determined by the board of directors of the Company.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements of the Plan are prepared on the accrual basis of accounting.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

   Expenses

   All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating companies of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

   Valuation of Plan Investments

   Investments of the Plan except the Managed Income Portfolio are carried at fair value as determined by quoted market prices.

   The Plan adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective January 1, 1995. This SOP specifies that fully benefit-responsive investment contracts held by defined contribution plans may be reported at contract value.

   The Managed Income Portfolio is a collective trust which invests in guaranteed investment contracts issued by insurance companies and banks as well as synthetic investment contracts. The collective trust's investment in these contracts is valued at their estimated fair values as determined by the portfolio's trustee in good faith. These contracts provide for benefit-responsive withdrawals at contract value.

   The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996 are as follows:

      1997:
        Equifax Inc. common stock                     $123,009,622
        Managed Income Portfolio                        16,582,510
        Spartan U.S. Equity Index Fund                  19,625,266
        Fidelity Asset Manager:  Growth                 11,061,779
        ChoicePoint Inc. common stock                   13,347,271
      1996:
        Equifax Inc. common stock                      237,406,838
        Fidelity Managed Income Portfolio               44,904,160
        Spartan U.S. Equity Index Fund                  20,835,554

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

   The net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits, with fund information, reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year.

   The effect of the spin-off of ChoicePoint is included in the net appreciation in fair value of investments on the financial statements. The ChoicePoint shares received in the spin-off were 355,902 and were valued at $12,723,497 based on the opening price for ChoicePoint stock on August 8, 1997.

   The net appreciation in the fair value of investments by category for the year ended December 31, 1997 is as follows:

      Common stock                                 $37,032,273
      Registered investment companies               12,475,931
                                                   -----------
         Total                                     $49,508,204
                                                   ===========
PARTICIPANT-DIRECTED FUND INFORMATION

   ESF and CSF assign units to all participants. As of December 31, 1997 and 1996, the per unit values of the ESF fund were $36.24 and $31.17, respectively. Outstanding units were 3,436,466.811 and 7,716,544.646 for December 31, 1997 and 1996, respectively. At December 31, 1997, the per unit value of the CSF was $48.116 and outstanding units were 290,407.

 3. TAX STATUS

   The Plan has received a favorable determination letter from the Internal Revenue Service dated November 13, 1996. The Plan has been amended since receiving the letter. However, in the opinion of plan management, the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan is qualified and the related trust is exempt from federal income taxes.

                                                                      SCHEDULE I
                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997

                                                         DESCRIPTION OF INVESTMENT, INCLUDING MATURITY
     IDENTITY OF ISSUER, BORROWER, LESSOR,               DATE, RATE OF INTEREST, COLLATERAL, AND PAR                      CURRENT
       OR SIMILAR PARTY                                  OR MATURITY VALUE                                    COST         VALUE
    ------------------------------------------------     ---------------------------------------------     -----------  ------------

    CHOICEPOINT INC.                                     Common stock, 279,524 shares                      $ 1,918,584  $ 13,347,271

                                                                                                           -----------  ------------

*   EQUIFAX INC.                                         Common stock, 3,471,171 shares                     22,820,439   123,009,622

                                                                                                           -----------  ------------

    COMMON/COLLECTIVE TRUST FUND:
*    Fidelity Group Trust for Employee Benefit Plans     Managed Income Portfolio, 16,582,510 shares        16,582,510    16,582,510

                                                                                                           -----------  ------------

    MONEY MARKET FUNDS:
*    Fidelity Money Market Trust                         Retirement Government Money Market Portfolio,
                                                           5,067,583 shares                                  5,067,583     5,067,583

*    Fidelity                                            Institutional Cash Portfolio                        2,334,617     2,334,617

                                                                                                           -----------  ------------

                                                                                                             7,402,200     7,402,200

                                                                                                           -----------  ------------

    SHARES OF REGISTERED INVESTMENT COMPANIES:
*    Fidelity Institutional Trust                        Spartan(R) U.S. Equity Index Fund, 561,042 shares  13,314,219    19,625,266

*    Fidelity Concord Street Trust                       Fidelity U.S. Bond Index Fund, 155,055 shares       1,655,130     1,673,039

*    Fidelity Charles Street Trust                       Fidelity Asset Manager(TM), 358,409 shares          5,712,913     6,576,817

*    Fidelity Charles Street Trust                       Fidelity Asset Manager:  Income, 110,581 shares     1,262,934     1,346,871

*    Fidelity Charles Street Trust                       Fidelity Asset Manager:  Growth, 598,581 shares     9,333,341    11,061,779

*    Fidelity Capital Trust                              Fidelity Value Fund, 27,497 shares                  1,598,970     1,485,937

*    Fidelity Puritan Trust                              Fidelity Low-Priced Stock Fund, 87,200 shares       2,063,338     2,191,345

                                                                                                           -----------  ------------

                                                                                                            34,940,845    43,961,054

                                                                                                           -----------  ------------

                                                                                                           $83,664,578  $204,302,657

                                                                                                           ===========  ============


                        *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                  SCHEDULE II
                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                 CURRENT VALUE
                                                                                                  OF ASSET ON
                                                           PURCHASE      SELLING      COST OF     TRANSACTION
    IDENTITY OF PARTY INVOLVED AND DESCRIPTION OF ASSET     PRICE        PRICE        ASSET         DATE        NET GAIN
    ---------------------------------------------------  -----------  -----------  -----------  -------------  -----------
*   EQUIFAX INC. COMMON STOCK:
      Purchased (9 transactions)                         $ 7,099,456  $         0  $         0    $         0  $         0
      Sold (122 transactions)                                      0   51,576,432   29,111,814     51,576,432   22,464,618

*   FIDELITY MANAGED INCOME PORTFOLIO:
      Purchased (240 transactions)                         8,466,224            0            0              0            0
      Sold (241 transactions)                                      0   36,787,874   36,787,874     36,787,874            0

*   FIDELITY INSTITUTIONAL CASH PORTFOLIO:
      Purchased (126 transactions)                        31,489,074            0            0              0            0
      Sold (229 transactions)                                      0   31,837,486   31,837,486     31,837,486            0



              *Represents a transaction with a party in interest.

(a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

         The accompanying notes are an integral part of this schedule.

                                 SIGNATURES



  The Plan.  Pursuant to the requirements of the Securities Exchange Act of
  --------
1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                EQUIFAX INC. 401(k) RETIREMENT AND
                                SAVINGS PLAN

Date:  June ___, 1998           By: /s/ David A. Post
                                   -------------------------
                                   David A. Post
                                   Corporate Vice President and
                                   Chairman of the Retirement and
                                   Group Benefit Plans Investment
                                   and Administrative Committee

                                 EXHIBIT INDEX
                                 -------------



Exhibit
Number
------

  23      Written Consent of Independent Public Accountants